EXHIBIT (c)(1)

Genuity Capital Markets
1800 McGill College Ave.
Suite 3000
Montreal, QC H3A 3J6

T 514.281.3250
F 514.281.3022
genuitycm.com
Strictly Private and Confidential
March 16, 2010
The Board of Directors and the Special Committee of the Board of Directors
Optimal Group Inc.
2 Place Alexis Nihon
3500 de Maisonneuve Blvd West, Suite 800
Montréal, Québec H3Z 3C1
Attention: Tommy Boman, Chairman of the Special Committee of the Board of Directors
To the Members of the Board of Directors:
     Genuity Capital Markets (“Genuity”) understands that 7293411 Canada Inc. (“Bidco”) and Optimal Group Inc. (the “Company” or “Optimal”) intend to enter into an agreement (the “Support Agreement”) pursuant to which Bidco agrees to make a take-over bid to purchase all of the issued and outstanding Class A shares of Optimal (the “Shares”) not already owned by Bidco or its Joint Actors (as defined below) for US$2.40 in cash (the “Consideration”) per Share subject to the terms and conditions set forth therein (the “Offer”). The terms and conditions of, and other matters relating to, the Offer are described in the Support Agreement and will be more fully described in Bidco’s take-over bid circular (the “Circular”) and the Company’s directors’ circular (the “Directors’ Circular”) to be prepared in compliance with applicable laws in connection with the Offer and delivered to shareholders of the Company. Genuity further understands that Richard Yanofsky, President of WowWee Canada Inc., Peter Yanofsky, President of WowWee USA Inc., Francis Choi, Chairman of Early Light International (Holdings) Ltd. and Eric Lau Tung Ching, Chief Operating Officer of WowWee Group Limited, collectively own 405,576 Shares and are considered to be joint actors (“Joint Actors”) of Bidco in connection with the Offer.
     The special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company has retained Genuity to act as financial advisor to the Company and the Special Committee and provide advice and assistance to the Special Committee in evaluating the Offer, including the preparation and delivery to the Special Committee of Genuity’s opinion as to whether the Consideration is fair from a financial point of view to the shareholders of Optimal, other than Bidco and the Joint Actors (the “Opinion”).
Engagement
     Genuity was formally engaged by the Special Committee through an agreement between the Company and Genuity (the “Engagement Agreement”) effective January 13th, 2010. Pursuant to the Engagement Agreement, Genuity was engaged to act as financial advisor to the Company and the Special Committee in connection with the Offer, including the provision of the Opinion, and to, among other things, advise the Company and the Special Committee with respect to the strategic options available to the

Company on the terms and subject to the conditions set forth therein. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including a minimum fee payable on completion of any transaction involving Optimal, including the Offer, as well as a fee payable upon delivery of the Opinion and has been paid a monthly work fee since the execution of the Engagement Agreement. In addition, Genuity is to be reimbursed for certain of its out-of-pocket expenses and to be indemnified by the Company in certain circumstances, including liabilities under United States federal securities laws, in connection with its engagement. The terms of the fee arrangement with Genuity, which Genuity and the Company believe are customary in transactions of this nature, were negotiated at arm’s length between the Company and Genuity, and the Board and the Special Committee were aware of such arrangement, including the fact that a fee in connection with the delivery of this Opinion is payable to Genuity upon delivery of this Opinion.
     Genuity has consented to the inclusion of the Opinion, in its entirety, together with a summary of the Opinion in a form acceptable to Genuity in the Circular and the Directors’ Circular.
Relationship with Interested Parties
     Neither Genuity, nor any of its affiliated entities, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the United States Securities Act of 1933, as amended, as applicable) of the Company or Bidco. Genuity has not been engaged to provide any financial advisory services, received any fees, nor has it participated in any financings involving Optimal or any of its respective associates or affiliates, within the past two years, other than the services provided in connection with the Offer. Genuity has been granted, subject to certain conditions, a right of first offer with respect to certain future financing transactions of Optimal and, in the event that Genuity does assist Optimal in such financing transactions, Genuity would receive compensation in connection therewith. Other than as disclosed in the preceding sentence, there are no understandings, agreements or commitments between Genuity and Optimal, or any of its respective associates or affiliates with respect to any future business dealings. However, Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Optimal or any of its respective associates or affiliates.
     Genuity, as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Optimal or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. Accordingly, Genuity may at any time hold a long or short position in such securities. To the extent Genuity has any such position as of the date of this Opinion, it has been disclosed to the Special Committee. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Optimal.
Credentials of Genuity Capital Markets
     Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The Opinion expressed herein represents the opinion of Genuity the form and content of which have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, restructuring, divestiture and fairness opinion matters.
Scope of Review
     In connection with the Opinion, Genuity reviewed, analyzed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:
a)	The draft Support Agreement dated March 16, 2010;

b)	The draft Settlement Agreement dated March 16, 2010 between Bidco, Holden Ostrin, Gary Wechsler and Neil Wechsler, to which intervened the Company for limited purposes;

c)	Annual Reports on Forms 10-K of Optimal for the years ending December 31, 2006 - 2008;

d)	Quarterly Reports on Forms 10-Q of Optimal for the three-month periods ending March 31, 2009, June 30, 2009 and September 30, 2009;

e)	Draft interim unaudited financial reports of Optimal for the period ending December 31, 2009;

f)	Definitive proxy statement on Schedule 14A for the year ending December 31, 2008;

g)	Internal management forecasts for the year ending December 31, 2010;

h)	Internal quarterly cash flow analysis for 2010 fiscal year;

i)	The draft RSM Richter formal valuation and fairness opinion dated November 11, 2009 of the portfolio of retail point-of-sale merchants in respect of which the Company has subcontracted the management to Sterling Payment Solutions Inc. and proposed amendment to certain executives employment agreements;

j)	The draft formal valuation report prepared by PricewaterhouseCoopers LLP dated March 12, 2010;

k)	Public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Genuity to be relevant;

l)	Public information with respect to transactions of a comparable nature considered by Genuity to be relevant;

m)	Research reports relating to Optimal’s competitors and other public companies considered by Genuity to be relevant;

n)	Discussions with the Special Committee, management and legal counsel to the Company;

o)	An organizational chart describing Optimal and its various interests in subsidiaries, affiliates, joint ventures and other operating companies;

p)	Representation letters dated the date hereof provided to Genuity by senior management of Optimal (the “Certificate”);

q)	Discussions with senior management of the Company, regarding the business plans, operations and financial forecasts for, and current financial position of Optimal;

r)	The terms of the purchase and sale option agreement with United Bank Card, Inc. dated February 2, 2009;

s)	Discussions with Optimal’s counsel and external legal counsel to Optimal with respect to various matters relating to Optimal and the Offer;

t)	A review of current capital market and equity capital market conditions; and

u)	Such other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.
     Genuity has not, to its knowledge, been denied access by Optimal to any information requested by Genuity. As the auditors of the Company declined to accept responsibility for any reliance that Genuity might place upon information provided by them as a part of any review conducted by Genuity and required that Genuity indemnify and release them as a condition to meeting with Genuity, Genuity did not meet with the auditors and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of Optimal and the reports of the auditors thereon.
Assumptions and Limitations
     Genuity has not prepared a formal valuation or appraisal of Optimal or any of its respective securities or assets and the Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which the shares of Optimal may trade at any future date prior to expiry of the Offer. Genuity was similarly not engaged to review any legal, tax or accounting aspects relating to the Offer.
     With your permission, Genuity has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by Genuity from public sources, or provided to Genuity by the Company or its advisors or otherwise obtained by Genuity pursuant to Genuity’s engagement, and the Opinion is conditional upon such completeness, accuracy and fair presentation. Genuity has not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations nor has Genuity made any independent appraisal of the assets of the Company. Genuity assumed that the final form of the Support Agreement and the Settlement Agreement would be substantially similar to the last draft reviewed by Genuity.
     With respect to the historical financial data, operating and financial forecasts and budgets provided to Genuity concerning the Company and relied upon in Genuity’s financial analyses, Genuity has assumed (subject to the exercise of Genuity’s professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects, and that such financial forecasts will be realized substantially in such amounts and at such times as contemplated. Genuity expresses no opinion with respect to such financial forecasts or the estimates or judgments on which they are based.
     Senior officers of Optimal have represented to Genuity in certificates delivered as of the date hereof, among other things, that (i) with the exception of the forecasts, projections, budgets and estimates referred to in such certificates, to the knowledge of such senior officers, the information, data and other material (financial and otherwise) relating to the Company or any of its subsidiaries (the “Information”) provided orally by such senior officers or in writing by senior officers of Optimal on behalf of Optimal or any of its subsidiaries to Genuity for the purpose of preparing the Opinion (A) was, at the date the Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects and (B) did not and does not contain any untrue statement of a material fact, or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (ii) since the dates on which the Information was provided to Genuity, except as disclosed orally or in writing by or on behalf of Optimal or any of its subsidiaries to Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the assumptions in the Opinion regarding the Information; and (iii) with respect to any portions of the Information that constitute forecasts, projections, estimates or budgets, such forecasts, projections, estimates or budgets (A) were reasonably prepared on bases reflecting the best currently available estimates and judgement of the Company; (B) were prepared using the probable courses of action to be taken or events reasonably expected to occur during the period covered thereby; (C) were prepared using the assumptions identified therein, which in the reasonable belief of the management of the Company are (or were at the time of preparation and continue to be) reasonable in the circumstances; (D) reasonably present the views of management of the Company of the financial prospects and forecasted performance of the Company and its subsidiaries and are consistent with historical operating experience and accounting policies and procedures applied by the Company; and (E) are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation.
     The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Optimal and its associates, affiliates and subsidiaries, as they were reflected in the Information and as they have been represented to Genuity in discussions with management of Optimal. In its analyses and in preparing the Opinion, Genuity made numerous assumptions with respect to industry performance, general business, markets, and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Offer.
     In preparing the Opinion, Genuity has assumed that all of the conditions required to implement the Offer will be met, that the representations and warranties of each party contained in the Support Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Support Agreement and agreements delivered pursuant thereto and that Bidco will be entitled to fully enforce its rights under the Support Agreement and receive the benefits therefrom. Genuity has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any meaningful adverse effect on Optimal or the contemplated benefits of the Offer to Optimal and that the Circular and the Directors’ Circular will disclose all material facts relating to the Offer and will satisfy all applicable legal requirements.
     The Opinion, the issuance of which has been approved by Genuity’s fairness committee, was prepared for the information and assistance of the Special Committee and the Board in connection with their consideration of the Offer and the Support Agreement, and is not intended to, and does not, confer any rights or remedies upon any other person. The Opinion addresses only the fairness from a financial point of view, as of March 16, 2010, of the Consideration to be received by the holders of the outstanding Shares, other than Bidco and the Joint Actors. Accordingly, Genuity does not address the merits of the underlying decision by the Company to engage in the Offer and this Opinion does not constitute a recommendation to the Special Committee and the Board as to whether or not to cause the Company to enter into the Support Agreement or consummate the Offer. Genuity does not express any view on, and the Opinion does not address, any other term or aspect of the Support Agreement or the Offer, including, without limitation, (a) the fairness of the Offer or the Consideration to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Optimal or (b) as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Optimal, or class of such persons, relative to the Consideration in the Offer.
     The Opinion may not be used for any other purpose or by any other person, except as contemplated by the Engagement Agreement and as required by United States federal securities laws, and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity. The Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Opinion. This Opinion should not be construed as creating, and it does not create, and fiduciary duty on the part of Genuity to any party.
     Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not reasonably susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion does not constitute and is not to be construed as a recommendation to the Special Committee or the Board as to whether they should approve the Support Agreement, nor as a recommendation to any shareholder of Optimal as to whether to accept the Offer.
Fairness Conclusions
     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Genuity considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Genuity believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its Opinion. In performing its analyses, Genuity made numerous assumptions with respect to the Company’s performance. The analyses performed by Genuity are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The Consideration was negotiated between Bidco and the Special Committee and the Board and recommended by the Special Committee and the Board. Genuity did not recommend any specific Consideration to the Special Committee or the Board.
     On the basis of Genuity’s analysis and review and in reliance on the accuracy and completeness of the information furnished to Genuity and subject to the conditions and assumptions noted above and such other matters as Genuity considered relevant, Genuity is of the opinion that, as of the date hereof, the Consideration payable under the Offer is fair, from a financial point of view, to the shareholders of Optimal other than Bidco and the Joint Actors.
     Yours very truly,

Genuity Capital Markets